Exhibit 99.2

Vitru Announces New Members of its Board of Directors and new Co-Chief Executive Officers

Florianópolis, Brazil, May 25, 2022 – Vitru Limited (“Vitru”) announces that Mr. Wilson de Matos Silva and Mr. Weslley Kendrick Silva have been appointed as Directors of Vitru. Mr. Wilson de Matos Silva was also appointed as Vice-Chairman of the Board of Directors of Vitru.

In addition, Mr. William Victor Kendrick de Matos Silva has been appointed as Co-Chief Executive Officer of Vitru. He will serve alongside Mr. Pedro Jorge Guterres Quintans Graça, who will also be Co-Chief Executive Officer of Vitru.

These appointments were made in connection with Vitru’s acquisition of 100% of the share capital of CESUMAR – Centro de Ensino Superior de Maringá Ltda, which closed on May 20, 2022. Other than as described in this press release, the compositions of Vitru’s Board of Directors and board of executive officers remain the same.

Mr. de Matos Silva is a founder and dean of Unicesumar. He was also a founder of the educational group Colégio Objetivo – Unidade Maringá. Prior to this, Mr. de Matos Silva was a University Professor at the state university of Universidade Estadual de Maringá-PR and at Universidade Paranaense. Mr. de Matos Silva has a bachelor’s degree in mathematics from Universidade Federal de Santa Catarina as well as a specialization in advanced calculus from Universidade Estadual de Londrina.

Mr. Kendrick Silva is the Head of Institutional Relations at Unicesumar. Mr. Kendrick Silva has a law degree from Unicesumar, as well as a post-graduate degree in marketing. In addition, Mr. Kendrick Silva has a post-graduate degree in strategic management of third-party organizations from Faculdade Cidade Verde and a master’s degree in leadership from Southeastern University.

Mr. Kendrick de Matos Silva is the Head of Distance Learning at Unicesumar. Mr. Kendrick de Matos Silva has a master’s degree in public policy management from Universidade do Vale do Itajaí and a bachelor’s degree in physiotherapy from Centro Universitário de Maringá.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/